===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                                 SCHEDULE TO/A
                                (Rule 14d-100)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 2)
                     ------------------------------------


                              Fedders Corporation
                      (Name of Subject Company (Issuer))


                              Fedders Corporation
                       (Name of Filing Person (Offeror))


                                 Common Stock
                       (Titles of Classes of Securities)


                                   313135501
                   (CUSIP Numbers of Classes of Securities)


                            Robert N. Edwards, Esq.
                      Vice President and General Counsel
                              Fedders Corporation
                             505 Martinsville Road
                         Liberty Corner, NJ 07938-0813
                                (908) 604-8686
           (Name, address and telephone number of person authorized
     to receive notices and communications on behalf of the filing person)


                                   Copy to:
                              Mark C. Smith, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                           Calculation of Filing Fee
    -----------------------------------------------------------------------
        Transaction valuation*                Amount of filing fee+**
    -----------------------------------------------------------------------
             $37,650,000                             $3,463.80
    -----------------------------------------------------------------------

____________________
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 2,100,000 shares of Fedders Corporation ("Fedders") Series A Cumulative Preferred Stock, par value $0.01 per share, ("Series A Cumulative Preferred Stock") for 15,000,000 shares of Fedders Common Stock, par value $0.01 per share ("Common Stock"). The amount is estimated based upon the (a) average of the high and the low price per share of Fedders Common Stock on October 22, 2002, as reported on the New York Stock Exchange, multiplied by (b) 15,000,000, representing the maximum number of shares of Fedders Common Stock to be exchanged.

+     Calculated as .0092 of the Transaction Valuation.

**    This amount has previously been paid.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: ______________     Filing Party:______________
      Form or Registration No.:_____________     Date Filed:________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|         third-party tender offer subject to Rule 14d-1.
      |X|         issuer tender offer subject to Rule 13e-4.
      |_|         going-private transaction subject to Rule 13e-3.
      |_|         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

===============================================================================



         Fedders Corporation, a Delaware corporation ("Fedders"), hereby amends the Tender Offer Statement on Schedule TO, originally filed on October 29, 2002, as amended by Amendment No. 1 filed on November 13, 2002 (as so amended, the "Schedule TO"), with respect to Fedders' offer to exchange (the"Exchange Offer") 2,100,000 shares of Fedders Series A Cumulative Preferred Stock (the "Series A Cumulative Preferred Stock") for currently outstanding shares of Fedders Common Stock (the "Common Stock"), at the exchange rate of 0.14 shares of Series A Cumulative Preferred Stock for each share of Common Stock tendered. Subject to the terms and conditions of the Exchange Offer set forth in the Offering Circular dated October 29, 2002 (the "Offering Circular"), Fedders will issue up to 2,100,000 shares of Series A Cumulative Preferred Stock in exchange for up to 15,000,000 shares of the Common Stock to the extent such shares are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. This Schedule TO, as amended hereby, is intended to satisfy the requirements of rule 13e-4(c)(3) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Exchange Offer.

         Capitalized terms used and not defined herein have the meaning given to them in the Offering Circular and Schedule TO.

         Fedders has extended the period of time for which the Exchange Offer is open to 5:00 p.m., New York City time, on December 20, 2002. The exchange offer was initially scheduled to expire at 5:00 p.m. New York City time on November 27, 2002. The text of a press release dated November 27, 2002 issued by Fedders announcing the extension of the Exchange Offer is filed as Exhibit
(a)(5)(D) herewith and is incorporated herein by reference.


Item 10. Financial Statements.

         (a)(1) The information set forth in Item 8 of the Fedders' Annual Report on Form 10-K for the fiscal year ended August 31, 2002, filed with the Securities and Exchange Commission on November 27, 2002, is incorporated herein by reference.


Item 12. Exhibits.

         (a)(1)(A)      Offering Circular dated October 29, 2002.(1)
         (a)(1)(B)      Letter of Transmittal.(1)
         (a)(1)(C)      Notice of Guaranteed Delivery.(1)
         (a)(1)(D)      Letter to Broker-Dealers.(1)
         (a)(1)(E)      Letter to Clients.(1)
         (a)(1)(F)      Guidelines for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.(1)
         (a)(1)(G)      Letter of Transmittal for the extended Exchange Offer.
         (a)(5)(A)      Press release dated October 3, 2002.(1)
         (a)(5)(B)      Letter to Stockholders of the Company from Sal
                        Giordano, Jr., Chairman of the Board and Chief
                        Executive Officer, dated October 29, 2002.(1)
         (a)(5)(C) Letter to Stockholders of the Company from Kent E. Hansen, Corporate Secretary, dated November 13, 2002.(2)
         (a)(5)(D)      Press release dated November 27, 2002.
         (a)(5)(E)      Letter to Stockholders of the Company from Sal
                        Giordano, Jr., Chairman of the Board and Chief
                        Executive Officer, dated November 27, 2002.
         (b)            Not applicable.
         (d)(1) Certificate of Designation, Preferences, Rights and Limitations of Series A Cumulative Preferred Stock.(1)
         (d)(2)         Option Plans.(1)
         (g)            Not applicable.
         (h)            Not applicable.

------------

1    Previously filed on Schedule TO, dated October 29, 2002.

2    Previously filed on Amendment No. 1 to Schedule TO, dated November 13,
     2002.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 27, 2002                        By:  /s/ Robert N. Edwards
                                                    ---------------------------
                                                    Robert N. Edwards, Esq.
                                                    Vice President and General
                                                    Counsel

                                                             Exhibit (a)(1)(G)

                             LETTER OF TRANSMITTAL

                              FEDDERS CORPORATION


                               Offer to Exchange
                           up to 2,100,000 shares of
                      Series A Cumulative Preferred Stock
          pursuant to the Offering Circular, dated October 29, 2002, for up to
                       15,000,000 shares of Common Stock



       The Exchange Offer will expire at 5:00 p.m., New York City time, on December 20, 2002, unless extended or earlier terminated. Tenders may be withdrawn prior to 5:00 p.m., New York City time, on the expiration date.


                            The Exchange Agent is:
                    American Stock Transfer & Trust Company

    By Regular or Certified Mail:             By Overnight Courier:                     By Hand:

      American Stock Transfer &          American Stock Transfer & Trust           American Stock Transfer &
            Trust Company                            Company                             Trust Company
           59 Maiden Lane                        59 Maiden Lane                         59 Maiden Lane
             Plaza Level                           Plaza Level                            Plaza Level
         New York, NY 10038                    New York, NY 10038                     New York, NY 10038


                                 By Facsimile:
                    (Eligible Guarantor Institutions Only)
                                (718) 236-2641

                            To Confirm by Telephone
                           or for Information Call:
                                (800) 937-5449

         DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THOSE LISTED ABOVE, OR TRANSMISSION OF INSTRUCTIONS BY FACSIMILE OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY OF YOUR SHARES OF COMMON STOCK.

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW

              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

BOX BELOW TO BE COMPLETED BY ALL TENDERING HOLDERS OF SHARES OF COMMON
STOCK


                                         DESCRIPTION OF COMMON STOCK TENDERED

            Name and Address

            of Registered Holder                                   1                    2                  3

                                                                                      Aggregate
                                                                                      Number of
                                                                                        Shares           Number of
                                                                  Certificate             of               Shares
                                                                   Number(s)         Common Stock        Tendered*






                                                                Total:

* Unless otherwise indicated in column 3, a holder will be deemed to have tendered ALL of the shares of Common Stock represented by the certificate(s) listed in column 1. See Instruction 4.





                    BOXES BELOW TO BE CHECKED AS APPLICABLE


|_| Check here if the certificate(s) representing your shares of Common Stock is being tendered with this Letter of Transmittal.

|_| Check here if the certificate(s) representing your shares of Common Stock has been lost, destroyed or stolen and you require assistance in obtaining a new certificate(s).

         Certificate number(s)
         __________________________________________________

         Number of shares represented
         __________________________________________________

         You must contact the Exchange Agent to obtain instructions for replacing lost, destroyed or stolen certificate(s) representing number of shares. See Instruction 12.


         By signing this Letter of Transmittal, you hereby acknowledge that you have received and reviewed the Offering Circular, dated October 29, 2002 (the "Offering Circular"), of Fedders Corporation ("Fedders") and this Letter of Transmittal. The Offering Circular, together with this Letter of Transmittal, constitutes Fedders' offer to exchange (the "Exchange Offer")
0.14 shares of Series A Cumulative Preferred Stock, par value $0.01 per share, of Fedders ("Series A Cumulative Preferred Stock") for each share of Fedders' currently outstanding Common Stock, par value $0.01 per share (CUSIP No. 313135501) ("Common Stock"). Subject to the terms and conditions of the Exchange Offer, Fedders will issue up to 2,100,000 shares of Series A Cumulative Preferred Stock in exchange for up to 15,000,000 shares of Common Stock, representing approximately 50% of the outstanding number of shares of Common Stock, as of the date of the Offering Circular, to the extent such shares of Common Stock are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. If more than 15,000,000 shares of Common Stock are tendered, Fedders will purchase from each tendering holder of shares of Common Stock a number of shares of Common Stock on a pro rata basis. Fedders will announce any final proration factor within seven business days after the expiration date. No fractional shares of Series A Cumulative Preferred Stock will be issued in te Exchange Offer. Instead, you will be paid cash in lieu of any fractional share to which you would otherwise be entitled. If you hold fewer than 100 shares of Common Stock, and tender all of these shares for exchange, all of your shares will be accepted for exchange without proration if the Exchange Offer is completed. The Exchange Offer is conditioned upon the exchange of at least 5,000,000 shares of Common Stock. Fedders reserves the right to amend the Exchange Offer, and not to accept any shares of Common Stock if any of the conditions described in the section of the Offering Circular titled "The Exchange Offer - Conditions to the Exchange Offer" are not satisfied. The Exchange Offer is open to all holders of shares of Common Stock, and is subject to customary conditions. Subject to applicable securities laws and the terms set forth in the Offering Circular, Fedders reserves the right to waive any and all conditions to the Exchange Offer.

         If you decide to tender your shares of Common Stock and Fedders accepts the shares of Common Stock, this will constitute a binding agreement between you and Fedders, subject to the terms and conditions set forth in the Offering Circular and this Letter of Transmittal. Unless you comply with the procedures described in the section of the Offering Circular titled "The Exchange Offer - Guaranteed Delivery Procedures," you must do one of the following prior to the expiration of the Exchange Offer to participate in the Exchange Offer:

o tender your shares of Common Stock by sending the certificates representing your shares of Common Stock, in proper form for transfer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, and all other documents required by this Letter of Transmittal to the Exchange Agent at one of the addresses listed above; or

o if you hold shares of Common Stock in "street name" through your broker, you should follow instructions provided by your broker.

         If you are a holder of shares of Common Stock and wish to tender your shares of Common Stock in the Exchange Offer, but (1) the certificates representing your shares of Common Stock are not immediately available, (2) time will not permit the certificates or other required documents to reach the Exchange Agent before the expiration of the Exchange Offer, you may tender the shares of Common Stock by following the procedures described in the section of the Offering Circular titled "The Exchange Offer - Guaranteed Delivery Procedures."

         Only registered holders of the shares of Common Stock - which term, for purposes of this Letter of Transmittal, includes any participant in The Depository Trust Company's system whose name appears on a security position listing as the owner of the shares of Common Stock - are entitled to tender their shares of Common Stock for exchange in the Exchange Offer. If you are a beneficial owner whose shares of Common Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your shares of Common Stock in the Exchange Offer, you should promptly contact the person in whose name the shares of Common Stock are registered and instruct that person to tender on your behalf. If you wish to tender in the Exchange Offer on your own behalf, prior to completing and executing this Letter of Transmittal and delivering the certificates representing your shares of Common Stock, you must either make appropriate arrangements to register ownership of the shares of Common Stock in your name or obtain a properly completed stock power from the person in whose name the shares of Common Stock are registered.

         You must complete this Letter of Transmittal if you are a registered holder of shares of Common Stock - which term, for purposes of this Letter of Transmittal, includes any participant in The Depository Trust Company's system whose name appears on a security position listing as the owner of the shares of Common Stock - and you wish to tender the certificates representing your shares of Common Stock to the Exchange Agent together with this Letter of Transmittal.

         In order to properly complete this Letter of Transmittal, you must:
(1) complete the box titled "Description of Common Stock Tendered" (2) if appropriate, check and complete the boxes relating to guaranteed delivery and the boxes titled "Special Issuance Instructions" and "Special Delivery Instructions," (3) sign this Letter of Transmittal by completing the box titled "Sign Here" and (4) complete the box titled "Substitute Form W-9." By completing the box titled "Description of Common Stock Tendered" and signing below, you will have tendered your shares of Common Stock for exchange on the terms and conditions described in the Offering Circular and this Letter of Transmittal. You should read the detailed instructions below before completing this Letter of Transmittal.


                              BOXES BELOW TO BE CHECKED AS APPLICABLE


        SPECIAL ISSUANCE INSTRUCTIONS                            SPECIAL DELIVERY INSTRUCTIONS
        (See Instructions 1, 5 and 6)                            (See Instructions 1, 5 and 6)

To be completed ONLY if shares of                            To be completed ONLY if shares of
Common Stock not tendered or                                 Common Stock not tendered or exchanged
exchanged or shares of Series A                              or shares of Series A Cumulative
Cumulative Preferred Stock  are to be                        Preferred Stock are to be delivered to
issued in the name of someone other than                     someone other than the registered holder
the registered holder of the shares of                       of the shares of Common Stock whose
Common Stock whose name(s) appear(s)                         name(s) appear(s) below or to the
below.                                                       registered holder at an address other than
                                                             that shown below.

|_|      Series A Cumulative Preferred Stock                 |_|      Series A Cumulative Preferred Stock
         to:                                                          to:

|_|      Common Stock to:                                    |_|      Common Stock to:

Name_______________________________                          Name_______________________________
           (Please Print)                                              (Please Print)

Address_____________________________                         Address______________________________

___________________________________                          ____________________________________
                        (Zip Code)                                                   (Zip Code)

Telephone Number (     )      -                              Telephone Number (    )     -

 ___________________________________                          ____________________________________
 (Tax Identification or Social Security No.)                  (Tax Identification or Social Security No.)
        (See Instruction 9)                                          (See Instruction 9)




|_| Check here and enclose a photocopy of the Notice of Guaranteed Delivery if tendered shares of Common Stock are being delivered under a Notice of Guaranteed Delivery previously sent to the Exchange Agent and complete the following:

         Name(s) of Registered Holder(s)  ___________________________________

         Window Ticket Number (if any) ______________________________________

         Date of Execution of Notice of Guaranteed Delivery _________________

         Name of Institution which Guaranteed Delivery ______________________




Ladies and Gentlemen:

         Upon the terms and subject to the conditions of the Exchange Offer, as described in the Offering Circular and this Letter of Transmittal, I hereby tender to Fedders Corporation the number of shares of Common Stock, described above in the box titled "Description of Common Stock Tendered," in exchange for 0.14 shares of Series A Cumulative Preferred Stock per each share of Common Stock tendered for exchange.

         I understand that, subject to the terms and conditions of the Exchange Offer, Fedders will issue shares of Series A Cumulative Preferred Stock in exchange for up to 15,000,000 shares of Common Stock, representing approximately 50% of the outstanding number of shares of Common Stock, to the extent such shares are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. I also understand that, if more than 15,000,000 shares of Common Stock are tendered, Fedders will purchase from each tendering holder of shares of Common Stock a number of shares on a pro rata basis and that Fedders will announce any proration factor within seven business days after the expiration date. No fractional shares of Series A Cumulative Preferred Stock will be issued in the Exchange Offer. Instead, you will be paid cash in lieu of any fractional shares to which you would otherwise be entitled. I also understand that, the Exchange Offer is conditioned upon the exchange of at least 5,000,000 shares of Common Stock. I agree that Fedders reserves the right to amend the Exchange Offer, and not to accept any shares of Common Stock if any of the conditions described in the section of the Offering Circular titled "The Exchange Offer - Conditions to the Exchange Offer" are not satisfied. I understand that the Exchange Offer is open to all holders of shares of Common Stock and is subject to customary conditions. I agree that, subject to applicable securities laws and the terms set forth in the Offering Circular, Fedders reserves the right to waive any and all conditions to the Exchange Offer.

         Subject to and effective upon the acceptance for exchange of all or any portion of the shares of Common Stock tendered by this Letter of Transmittal in accordance with the terms and conditions of the Exchange Offer
- including, if the Exchange Offer is extended or amended, the terms and conditions of any extension or amendment - I hereby sell, assign and transfer to, or upon the order of, Fedders all right, title and interest in and to the shares of Common Stock tendered by this Letter of Transmittal. I hereby irrevocably constitute and appoint the Exchange Agent as my agent and attorney-in-fact - with full knowledge that the Exchange Agent is also acting as the agent of Fedders in connection with the Exchange Offer - with respect to the tendered shares of Common Stock, with full power of substitution, such power of attorney being deemed to be an irrevocable power coupled with an interest, subject only to the right of withdrawal described in the Offering Circular, to (1) deliver certificates representing the tendered shares of Common Stock to Fedders together with all accompanying evidences of transfer and authenticity to, or upon the order of, Fedders, upon receipt by the Exchange Agent, as my agent, of the shares of Series A Cumulative Preferred Stock to be issued in exchange for the tendered shares of Common Stock, (2) present certificates representing the tendered shares of Common Stock for transfer, and to transfer the tendered shares of Common Stock on the books of Fedders, and (3) receive for the account of Fedders all benefits and otherwise exercise all rights of ownership of the tendered shares of Common Stock, all in accordance with the terms and conditions of the Exchange Offer.

         I hereby represent and warrant that I have full power and authority to tender, sell, assign and transfer the shares of Common Stock tendered by this Letter of Transmittal and that, when the tendered shares of Common Stock are accepted for exchange, Fedders will acquire good, marketable and unencumbered title to the tendered shares of Common Stock, free and clear of all liens, restrictions, charges and encumbrances, and that the tendered shares of Common Stock are not subject to any adverse claims or proxies. I will, upon request, execute and deliver any additional documents deemed by Fedders or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the shares of Common Stock tendered by this Letter of Transmittal. I have read and I agree to all of the terms of the Exchange Offer.

         The name(s) and address(es) of the registered holder(s) - which term, for purposes of this Letter of Transmittal, includes any participant in The Depository Trust Company's system whose name appears on a security position listing as the holder of the shares of Common Stock - of the shares of Common Stock tendered by this Letter of Transmittal are printed above as they appear on the certificate(s) representing the shares of Common Stock. The certificate number(s) and the shares of Common Stock that I wish to tender are indicated in the appropriate boxes above.

         Unless I have otherwise indicated by completing the box titled "Special Issuance Instructions" above, I hereby direct that the shares of Series A Cumulative Preferred Stock be issued in the name(s) of the undersigned or, in the case of a book-entry transfer of the shares of Common Stock, that the shares of Series A Cumulative Preferred Stock be credited to the account indicated above maintained with The Depository Trust Company. Similarly, unless I have otherwise indicated by completing the box titled "Special Delivery Instructions," I hereby direct that the shares of Series A Cumulative Preferred Stock be delivered to the address shown below my signature.

         If I have (1) tendered any shares of Common Stock that are not exchanged in the Exchange Offer for any reason or (2) submitted certificates for more shares of Common Stock than I wish to tender, unless I have otherwise indicated by completing the boxes titled "Special Issuance Instructions" or "Special Delivery Instructions," I hereby direct that certificates for any shares of Common Stock that are not tendered or not exchanged should be issued in the name of the undersigned, and delivered to the address shown below my signature, at Fedders' expense, promptly following the expiration or termination of the Exchange Offer.

         I understand that if I decide to tender shares of Common Stock and Fedders accepts the shares of Common Stock for exchange, this will constitute a binding agreement between Fedders and me, subject to the terms and conditions set forth in the Offering Circular and this Letter of Transmittal.

         I also recognize that under certain circumstances described in the section of the Offering Circular titled "The Exchange Offer - Conditions to the Exchange Offer," Fedders may not be required to accept for exchange any shares of Common Stock tendered by this Letter of Transmittal.

         No fractional shares of Series A Cumulative Preferred Stock will be issued in the Exchange Offer. Instead you will be paid cash in lieu of any fractional share to which you would otherwise be entitled.

         All authority conferred in or agreed to be conferred in this Letter of Transmittal will survive my death or incapacity, and any obligation of mine under this Letter of Transmittal will be binding upon my heirs, executors, administrators, personal representatives, trustees in bankruptcy, legal representatives, successors and assigns. Except as stated in the Offering Circular, this tender is irrevocable.



                                   SIGN HERE
                         (SEE INSTRUCTIONS 2, 5 AND 6)
                  (PLEASE COMPLETE SUBSTITUTE FORM W-9 BELOW)
     (NOTE: SIGNATURE(S) MUST BE GUARANTEED IF REQUIRED BY INSTRUCTION 2)

This Letter of Transmittal must be signed by (1) the registered holder(s) - which term, for purposes of this Letter of Transmittal, includes any participant in The Depository Trust Company's system whose name appears on a security position listing as the holder of the shares of Common Stock - exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for the shares of Common Stock tendered or on the register of holders maintained by Fedders, or (2) any person(s) authorized to become the registered holder(s) by endorsements and documents transmitted with this Letter of Transmittal - including any opinions of counsel, certifications and other information as may be required by Fedders for the shares of Common Stock to comply with the restrictions on transfer, if any, applicable to the shares of Common Stock. If the signature below is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another acting in a similar fiduciary or representative capacity, please set forth the signer's full title. See Instruction 5.

___________________________________________________________________________

___________________________________________________________________________

_______________________________ Signature(s) of Existing Common Stock Holder(s)




Dated: ________________________, 2002


Name(s) ______________________________________________________________________

        ______________________________________________________________________

____________________________________(Please Print)

Capacity _____________________________________________________________________

Address ______________________________________________________________________

______________________________________________________________________________
                           (Zip Code)

Tax Identification or
Social Security No. __________________________________________________________
                             (See Instruction 9)


Area Code and Telephone No. __________________________________________________

______________________________________________________________________________
                            Signature(s) Guaranteed

                       (See Instruction 2, if required)

Eligible Guarantor Institution ______________________________________________

Official Signature __________________________________________________________

Dated: __________________________________________, 2002



             PAYOR'S NAME: AMERICAN STOCK TRANSFER & TRUST COMPANY

------------------------------------------------------------------------------




                     Name ___________________________________________________
                     Address_________________________________________________
                                         (Number and Street)

SUBSTITUTE                     ______________________________________________
                               (Zip Code)                            (City)
FORM W-9                       (State)
Department of the Treasury
Internal Revenue Service

Payer's Request for
Taxpayer Identification
Number ("TIN")

                               --------------------------------------------------------------------------------------
                               Part 1(a)--PLEASE PROVIDE YOUR                     TIN _______________________________
                               TIN IN THE BOX AT RIGHT AND
                               CERTIFY BY SIGNING AND DATING                      ___________________________________
                               BELOW                                                    (Social Security Number
                                                                                  or Employer Identification Number)
                               Part 1(b)--PLEASE CHECK THE BOX AT RIGHT IF YOU
                               HAVE APPLIED FOR, AND ARE AWAITING RECEIPT OF
                               YOUR TIN                                                                            |_|
                               Part 2--FOR PAYEES EXEMPT FROM BACKUP WITHHOLDING PLEASE WRITE
                               "EXEMPT" HERE (SEE INSTRUCTIONS)
                               Part 3--CERTIFICATION UNDER PENALTIES OF PERJURY, I CERTIFY THAT (X) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me), (Y) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (Z) I am a U.S. person (including a U.S. resident alien).

                               SIGNATURE ______________________________________
              Sign Here ->
                               DATE ___________________________________________




         Certification of Instructions--You must cross out Item (Y) of Part 3 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such Item (Y).

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 1(B) OF THE SUBSTITUTE FORM W-9 INDICATING YOU HAVE APPLIED FOR, AND ARE AWAITING RECEIPT OF, YOUR TIN.



            CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

         I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the Payor by the time of payment, 30% of all reportable payments made to me pursuant to this Offer will be withheld.

         ----------------------------                    ---------------------
                    Signature                                       Date


NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE EXCHANGE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM

          W-9 FOR ADDITIONAL DETAILS.


                                 INSTRUCTIONS
        Forming Part of the Terms and Conditions of the Exchange Offer

         1. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures.

         You must complete this Letter of Transmittal if you are a holder of shares of Common Stock - which term, for purposes of this Letter of Transmittal, includes any participant in The Depository Trust Company's system whose name appears on a security position listing as the holder of the shares of Common Stock - and you wish to tender the certificates representing your shares of Common Stock to the Exchange Agent together with this Letter of Transmittal. In order to constitute a valid tender of your shares of Common Stock, unless you comply with the procedures for Guaranteed Delivery described below, the Exchange Agent must receive the following documents at one of the addresses listed above prior to the expiration of the Exchange Offer: (1) certificates representing the shares of Common Stock, in proper form for transfer, (2) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, and (3) all other documents required by this Letter of Transmittal.

         If you are a holder of shares of Common Stock and wish to tender your shares of Common Stock, but (1) the certificates representing your shares Common Stock are not immediately available, (2) time will not permit the certificates or other required documents to reach the Exchange Agent before the expiration of the Exchange Offer, you may effect a tender if: (1) the tender is made through an Eligible Guarantor Institution (as defined below);
(2) prior to the expiration of the Exchange Offer, the Exchange Agent receives from an Eligible Guarantor Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form we have provided, setting forth your name and address and the number of shares of Common Stock you are tendering and stating that the tender is being made by Notice of Guaranteed Delivery; and (3) the Exchange Agent receives within three New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery: (a) the certificates for all physically tendered shares of Common Stock, in proper form for transfer, (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, and (c) all other documents required by the Letter of Transmittal. The Notice of Guaranteed Delivery may be sent by overnight courier, hand delivery, registered or certified mail or facsimile transmission and must include a guarantee by an Eligible Guarantor Institution in the form set forth in the Notice.

         The method of delivery of certificates for shares of Common Stock, Letters of Transmittal, and all other required documents is at your election. If you deliver your shares of Common Stock by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. Please send certificates for shares of Common Stock, Letters of Transmittal, or other required documents to the Exchange Agent at one of the addresses listed above. Please do not send these documents to Fedders.

         Fedders will not accept any alternative, conditional or contingent tenders. Each tendering holder, by execution of this Letter of Transmittal instead of the Letter of Transmittal, waives any right to receive any notice of the acceptance of such tender.

         2.       Guarantee of Signatures.

                  No signature guarantee on this Letter of Transmittal is required if:

         (a) this Letter of Transmittal is signed by the registered holder - which term, for purposes of this Letter of Transmittal, includes any participant in The Depository Trust Company's system whose name appears on a security position listing as the owner of the shares of Common Stock
                  - of shares of Common Stock tendered with this Letter of Transmittal, unless such holder(s) has completed either the box titled "Special Issuance Instructions" or the box titled "Special Delivery Instructions" above, or

         (b) the shares of Common Stock are tendered for the account of a firm that is an Eligible Guarantor Institution.

         In all other cases, an Eligible Guarantor Institution must guarantee the signature(s) on this Letter of Transmittal. See Instruction 5.

         An "Eligible Guarantor Institution" (as defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) means:

         o Banks (as defined in Section 3(a) of the Federal Deposit Insurance Act);

         o Brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers and government securities brokers (as defined in the Exchange
                  Act);

         o Credit unions (as defined in Section 19B(1)(A) of the Federal Reserve Act);

         o National securities exchanges, registered securities associations and clearing agencies (as these terms are defined in the Exchange Act); and

         o Savings associations (as defined in Section 3(b) of the Federal Deposit Insurance Act).

         3.       Inadequate Space.

         If the space provided in the box titled "Description of Common Stock Tendered" is inadequate, the certificate number(s) and/or the number of shares of Common Stock and any other required information should be listed on a separate signed schedule and attached to this Letter of Transmittal.

         4.       Partial Tenders and Withdrawal Rights.

         If you are tendering less than all of the shares of Common Stock evidenced by any certificate you are submitting, please fill in the number of shares of Common Stock which are to be tendered in column 3 ("Number of shares Tendered") of the box titled "Description of Common Stock Tendered." In that case, unless you have otherwise indicated by completing the boxes titled "Special Issuance Instructions" or "Special Delivery Instructions," new certificate(s) for the remainder of the shares of Common Stock that were evidenced by your old certificate(s) will be sent to the registered holder of the shares of Common Stock, promptly after the expiration of the Exchange Offer. All shares of Common Stock represented by certificates delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

         Except as otherwise provided in this Letter of Transmittal, tenders of shares of Common Stock may be withdrawn at any time prior to the expiration of the Exchange Offer. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to the expiration of the Exchange Offer at one of the addresses listed above. Any notice of withdrawal must specify the name of the person who tendered the shares of Common Stock to be withdrawn, identify the shares of Common Stock to be withdrawn, including the number of shares of Common Stock, and, where certificates representing shares of Common Stock have been transmitted, specify the name in which the shares of Common Stock are registered, if different from that of the withdrawing holder. If certificates representing shares of Common Stock have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Guarantor Institution unless the holder is an Eligible Guarantor Institution. All questions as to the validity, form and eligibility - including time of receipt - of these notices will be determined by Fedders. Any such determination will be final and binding. Any shares of Common Stock so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any shares of Common Stock which have been tendered for exchange but which are not exchanged for any reason will be returned to the registered holder without cost to that holder as soon as practicable after withdrawal, non-acceptance of tender or termination of the Exchange Offer. Properly withdrawn shares of Common Stock may be retendered at any time prior to the expiration of the Exchange Offer by following one of the procedures described in the section of the Offering Circular titled "The Exchange Offer - Procedures for Tendering Common Stock."

         5.       Signatures on Letter of Transmittal, Assignments and
                  Endorsements.

         If this Letter of Transmittal is signed by the registered holder(s) of the shares of Common Stock tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

         If any of the shares of Common Stock tendered hereby are registered in the name of two or more joint owners, all such owners must sign this Letter of Transmittal.

         If any tendered shares of Common Stock are registered in different name(s) on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registered holders.

         When this Letter of Transmittal is signed by the registered holder(s) of shares of Common Stock listed and transmitted by this Letter of Transmittal, no endorsement(s) of certificate(s) or separate stock power(s) are required unless shares of Common Stock are to be issued in the name of a person other than the registered holder(s). If the shares of Series A Cumulative Preferred Stock are to be issued in the name of the person other than a registered holder(s), signature(s) on the certificate(s) or stock power(s) must be guaranteed by an Eligible Guarantor Institution.

         If a person or persons other than the registered holder(s) of the shares of Common Stock signs the Letter of Transmittal, certificates representing the shares of Common Stock must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder(s) that appears on the certificates representing shares of Common Stock and also must be accompanied by any opinions of counsel, certifications and other information as Fedders may require in accordance with the restrictions on transfer, if any, applicable to shares of Common Stock. Signatures on certificates or stock powers must be guaranteed by an Eligible Guarantor Institution.

         If you are a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or act in a similar fiduciary or representative capacity, and wish to sign this Letter of Transmittal or any certificates representing shares of Common Stock or stock powers, you must indicate your status when signing. If you are acting in any of these capacities, you must submit proper evidence satisfactory to us of your authority to so act unless we waive this requirement.

         6.       Special Issuance and Delivery Instructions.

         If shares of Series A Cumulative Preferred Stock are to be issued in the name of a person other than the signer of this Letter of Transmittal, or if shares of Series A Cumulative Preferred Stock are to be delivered to someone other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. Certificates representing shares of Common Stock not exchanged will be returned by mail. See Instruction 4.

         7.       Irregularities.

         All questions as to the validity, form, eligibility - including time of receipt - and acceptance of shares of Common Stock tendered for exchange will be determined by Fedders in its sole discretion. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of shares of Common Stock improperly tendered or to not accept any shares of Common Stock, the acceptance of which might be unlawful as determined by us or our counsel. We also reserve the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any shares of Common Stock either before or after the expiration of the Exchange Offer - including the right to waive the ineligibility of any holder who seeks to tender shares of Common Stock in the Exchange Offer. Our interpretation of the terms and conditions of the Exchange Offer as to any particular shares of Common Stock either before or after the expiration of the Exchange Offer - including the terms and conditions of the Letter of Transmittal and the accompanying instructions - will be final and binding. Unless waived, any defects or irregularities in connection with tenders of shares of Common Stock for exchange must be cured within a reasonable period of time, as determined by us. Neither we, the Exchange Agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of shares of Common Stock for exchange, nor will we have any liability for failure to give such notification.

         8.       Questions, Requests for Assistance and Additional Copies.

         Questions and requests for assistance may be directed to the Exchange Agent at the addresses and telephone number listed on the front of this Letter of Transmittal or from Georgeson Shareholder Communications, Inc., the Information Agent, at the address and telephone numbers set forth in the Offering Circular. Additional copies of the Offering Circular, this Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained from the Exchange Agent, the Information Agent, or from your broker, dealer, commercial bank, trust company or other nominee.

         9.       Backup Withholding; Substitute Form W-9.

         Under U.S. federal income tax law, a holder whose tendered shares of Common Stock are accepted for exchange is required to provide the Exchange Agent with the holder's correct taxpayer identification number ("TIN") on Substitute Form W-9 above. If the Exchange Agent is not provided with the correct TIN, the IRS may subject the holder or other payee to a $50 penalty. In addition, cash payments, if any, to such holders or other payees with respect to the shares of Common Stock exchanged in the Exchange Offer may be subject to 30% backup withholding.

         The box in Part 1(b) of the Substitute Form W-9 may be checked if the tendering holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 1(b) is checked, the holder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number above in order to avoid backup withholding. Notwithstanding that the box in Part 1(b) is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the Exchange Agent will withhold 30% of all payments made prior to the time a properly certified TIN is provided to the Exchange Agent. The Exchange Agent will retain all amounts withheld during the 60-day period following the date of the Substitute Form W-9. If the holder furnishes the Exchange Agent with its TIN within 60 days after the date of the Substitute Form W-9, the amounts retained during the 60-day period will be remitted to the holder and no further amounts will be retained or withheld from payments made to the holder thereafter. If, however, the holder has not provided the Exchange Agent with its TIN within the 60-day period, amounts withheld will be remitted to the IRS as backup withholding. In addition, 30% of all payments made thereafter will be withheld and remitted to the IRS until a correct TIN is provided.

         The holder is required to give the Exchange Agent the TIN (e.g., social security number or employer identification number) of the registered holder of the shares of Common Stock or of the last transferee appearing on the transfers attached to, or endorsed on, the share certificates of the shares of Common Stock. If the shares of Common Stock are registered in more than one name or are not in the name of the actual holder, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

         Certain holders - including, among others, corporations, financial institutions and certain foreign individuals - may not be subject to these backup withholding and reporting requirements. These holders should nevertheless complete the Substitute Form W-9 above, and write "Exempt" in
Part 2 of the Substitute Form W-9, to avoid possible erroneous backup withholding. In order for a foreign person to qualify as an exempt recipient, such individual must submit a properly completed IRS Form W-8BEN, signed under penalties of perjury, attesting to that holder's exempt status. Please consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which holders are exempt from backup withholding.

         Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

         10.      Waiver of Conditions.

         Fedders' obligation to complete the Exchange Offer is subject to the conditions described in the section of the Offering Circular titled "The Exchange Offer - Conditions to the Exchange Offer." These conditions are for our benefit only and we may assert them regardless of the circumstances giving rise to any condition. We may also waive any condition in whole or in part at any time in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not constitute a waiver of that right and each right is an ongoing right that we may assert at any time.

         11.      No Conditional Tenders.

         No alternative, conditional or contingent tenders will be accepted. All tendering holders of shares of Common Stock, by execution of this Letter of Transmittal, waive any right to receive notice of the acceptance of shares of Common Stock for exchange.

         12.      Lost, Destroyed or Stolen Certificates.

         If any certificate(s) representing shares of Common Stock have been lost, destroyed or stolen, the holder should check the box above regarding lost, destroyed or stolen certificates and promptly notify the Exchange Agent. The holder will then be instructed as to the steps that must be taken in order to replace the certificate(s). This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen certificate(s) have been followed.

         13.      Transfer Taxes.

         You will not be obligated to pay any transfer taxes in connection with the tender of shares of Common Stock in the Exchange Offer unless you instruct us to register shares of Series A Cumulative Preferred Stock in the name of, or request that shares of Common Stock not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax. If satisfactory evidence of payment of these taxes or an exemption from payment is not submitted with this Letter of Transmittal, no shares of Series A Cumulative Preferred Stock will be issued until such evidence is received by the Exchange Agent.

         IMPORTANT: Unless you comply with the Guaranteed Delivery Procedures described above, this Letter of Transmittal (or a facsimile of this Letter of Transmittal), and all other required documents must be received by the Exchange Agent prior to the expiration of the Exchange Offer.


         Delivery To: American Stock Transfer & Trust Company, Exchange Agent

    By Regular or Certified Mail:             By Overnight Courier:                        By Hand:

      American Stock Transfer &          American Stock Transfer & Trust        American Stock Transfer & Trust
            Trust Company                            Company                                Company
           59 Maiden Lane                        59 Maiden Lane                         59 Maiden Lane
             Plaza Level                           Plaza Level                            Plaza Level
         New York, NY 10038                    New York, NY 10038                     New York, NY 10038
    (registered or certified mail
            recommended)

                                                  By Facsimile:
                                     (Eligible Guarantor Institutions Only)
                                                 (718) 236-2641

                                             To Confirm by Telephone
                                            or for Information Call:
                                                 (800) 937-5449


         Delivery of a Letter of Transmittal to an address other than the address listed above or transmission of instructions by facsimile other than as set forth above is not valid delivery of the Letter of Transmittal.

                                                             Exhibit (a)(5)(D)

FEDDERS ANNOUNCES EXTENSION OF EXCHANGE
OFFER OF PREFERRED STOCK FOR COMMON STOCK
TO DECEMBER 20, 2002

Liberty Corner, NJ - November 27, 2002 - Fedders Corporation (NYSE: FJC), a leading global manufacturer of air treatment products, including air conditioners, air cleaners, dehumidifiers and humidifiers, and thermal technology products, today announced that it will extend the tender period of its previously announced offer to holders of its Common Stock to exchange all or a portion of their Common shares for shares of Series A Cumulative Preferred Stock. The tender period is being extended to allow additional time for holders of Common Stock to tender their shares.

The Company disclosed that as of November 27, 2002 1,866,353 shares of the Company's Common Stock had been validly tendered and not withdrawn. As a result of the extension, holders of Common Stock will have until 5:00 p.m. New York City time on Friday, December 20, 2002, to validly tender their Common shares of Fedders, for which Fedders will exchange .14 shares of Series A Cumulative Preferred Stock for each share of Common Stock tendered. The exchange offer was initially scheduled to expire at 5:00 p.m. New York City time November 27, 2002.

Georgeson Shareholder Communications, Inc. is acting as the information agent for the offer. Stockholders who have any questions regarding the terms of the offer, procedures for tendering their shares or who would like copies of the Offering Circular, the Letter of Transmittal, or any related documents, should contact Georgeson Shareholder Communications, Inc. at
(866) 835-2930.

This press release is neither an offer to purchase nor the solicitation of an offer to sell any securities of Fedders. Investors are urged to read the offering circular and other relevant tender offer documents that have been filed with the Securities and Exchange Commission by Fedders because they contain important information concerning the offer. You are able to obtain a free copy of the documents filed by Fedders with the Commission at the Commission's website at hppt://www.sec.gov.

Contact:  Michael Giordano, (908) 604-8686
          investorrelations@fedders.com

                                    ###

                                                             Exhibit (a)(5)(E)

                            FEDDERS CORPORATION
                             November 27, 2002

Dear Stockholder:

Fedders announced today that it is extending the expiration date of the previously announced offer to exchange a new class of Series A Cumulative Preferred Stock for your shares of Common Stock to December 20, 2002. The expiration date is being extended to allow interested stockholders additional time to tender their shares of Common Stock.

As you may recall from reading the Offering Circular, which was mailed to you on October 29, 2002, the exchange offer is intended to provide you with an opportunity to exchange your Common Stock for a security that will receive a dividend that is more than double the current dividend on your stock. I enclose a copy of my letter to you dated October 29, 2002, which provides additional information on the exchange offer, as well as another letter of transmittal.

As we have previously disclosed in the Offering Circular, you do not have to tender all of your shares of Common Stock. You may tender whatever number you choose in order to take advantage of the higher dividend on the Preferred Stock while retaining shares of Common Stock in hopes of achieving greater long-term returns. As an example, if you own 1,000 shares of common stock, the current yearly dividend is $120.00. If you exchanged 500 shares for Preferred Stock, the combined yearly dividend would increase to $210.50 and you still would retain one half of your common stock for possible appreciation. If you exchange all 1,000 shares of Common for Preferred, the yearly dividend would be $301.00.

I hope the information contained in this letter helps you in your consideration of the exchange offer. You should read the Offering Circular carefully in order to make an informed decision on whether or not to exchange some or all of your shares for Preferred Stock. If you need another copy of the Offering Circular or have any questions, please call our Information Agent, Georgeson Shareholder Communication, Inc., at (866) 855-2930, which is the toll-free number dedicated to the exchange offer, or your broker.


Sincerely,

/s/ Sal Giordano, Jr.
----------------------
Sal Giordano, Jr.
Chairman and
Chief Executive Officer